METALLA ANNOUNCES TWO SEPARATE ROYALTY ACQUISITIONS ON THE ALTURAS-DEL CARMEN & AMALGAMATED KIRKLAND PROJECTS AND CLOSES CENTROGOLD ROYALTY ACQUISITION

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
March 25, 2021

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has completed the acquisition of an existing 0.5% NSR Royalty on a portion of Barrick Gold's ("Barrick")(NYSE: GOLD)(TSX: ABX) Alturas-Del Carmen Project ("Del Carmen") for a total consideration of C$1.6 million in cash from Coin Hodl Inc (TSXV: COIN).  In addition, Metalla has completed the acquisition of an existing 0.45% NSR Royalty on Agnico Eagle Mines' ("Agnico Eagle")(NYSE: AEM)(TSX: AEM) Amalgamated Kirkland ("AK Property") and Kirkland Lake Gold's ("Kirkland Lake")(NYSE: KL)(TSX: KL) North AK Property ("North AK") located in Kirkland Lake, Ontario, for C$0.7 million in cash from private third parties.

Brett Heath, President & CEO of Metalla, commented, "These two transactions provide extraordinary value for Metalla shareholders. Alturas-Del Carmen is a ~9 million ounce gold project actively being explored and advanced toward development by one of the world's largest gold producers. The Amalgamated Kirkland development projects reside on one of Canada's most proven geological trends. It also provides an easily accessible mill feed for Agnico Eagle's large Kirkland Lake camp with significant exploration potential."

Further to its news release dated March 16, 2021, Metalla has also closed (the "CentroGold Closing") the acquisition of an existing 1-2% net smelter return royalty on Oz Minerals Limited's ("Oz Minerals") (ASX: OZL) CentroGold Project as described further below.

ALTURAS-DEL CARMEN PROJECT (0.5% NSR)(1)(2)

The royalty that Metalla has acquired applies to the Del Carmen property that is on the Argentina side of Barrick's Alturas-Del Carmen district in the El Indio belt south of the Veladero Mine in the San Juan Province. Del Carmen is a large high-sulphidation oxide gold-silver deposit comprised of three zones: Rojo Grande, Cerro Amarillo and the recently discovered Chibolita high grade corridor. The project mineralization is associated with Barrick's 8.9Moz Alturas-Del Carmen inferred resource which shares similar geological characteristics to the nearby Veladero mine in Argentina. Mineralization at Del Carmen is at or near surface and could provide a source of early ore for potential development scenarios at Alturas. Barrick has engaged a project team focused on updating mineral estimation, pit optimization, and updating scoping level economics. They recently stated they are reviewing options for a Del Carmen starter pit and will be advancing to a preliminary economic assessment in 2021.

Barrick also proposed a 2021 drill campaign testing metallurgy, structural and geological controls to mineralization with a focus on expanding mineralization at Chibolita and Rojo Grande North. The program is expected to complement the successful 2020 drill program where significant near surface intercepts targeted at Chibolita in Del Carmen included 1.56 g/t gold over 71 metres and 3.38 g/t gold over 28 metres including 5.2g/t gold over 17 meters. Barrick acquired the Del Carmen project from Malbex Resources in 2015 who declared a historic inferred resource on the Rojo Grande deposit of 1.01 Moz of gold at 1.01 g/t and 10.9 Moz of silver at 11 g/t(3). Barrick had stated a significant amount of additional unclassified mineralization has now been defined by drilling beyond the Alturas-Del Carmen 8.9Moz inferred resource, and this unclassified inventory is predominantly on the Del Carmen property in Argentina.

DEL CARMEN ROYALTY MAP

DEL CARMEN EXPLORATION UPSIDE (1)(2)(4)(5)(6)

Exploration Upside
	Tonnes	Gold
	(Millions)	(g/t)	(Moz)
Rojo Grande	63.5 - 77	0.6 - 0.9	1.2 - 2.2
Cerro Amarillo	15 - 18.5	1.75 - 2.2	0.84 - 1.3

AGNICO EAGLE'S AMALGAMATED KIRKLAND (0.45% NSR) (1,8)

The Amalgamated Kirkland royalty is split into two separate zones, one operated by Agnico Eagle in its Kirkland Lake camp and one operated by Kirkland Lake at its Macassa mine. The AK Property along with the Upper Beaver and Upper Canada deposits collectively make up Agnico Eagle's large Kirkland Lake camp where internal studies conceptualize a potential 180Koz to 240Koz per annum gold operation. The AK Property is an underground lode style deposit hosted by one of many northeast-trending structures that lie between the Kirkland Lake Main Break and the Larder-Cadillac Deformation Zone.  In 2021, Agnico Eagle expects to spend US$14 million for 52,200 metres of drilling at the Kirkland Lake project.

KIRKLAND LAKE GOLD'S MACASSA NORTH AMALGAMATED KIRKLAND ROYALTY (0.45% NSR)(7,9)

The royalty is located on claims that are owned and operated by Kirkland Lake as part of its Macassa mine and is immediately south of the South Mine Complex mineralization which consists of 2.3Moz in 2P reserves. Mineralization from the South Mine Complex and the recently announced near-surface 86Koz of gold reserve estimate at Amalgamated Kirkland is immediately adjacent and along strike with the North AK royalty property. The North AK royalty further complements Metalla's Kirkland Hudson royalty in the Macassa complex.

AGNICO EAGLE'S AMALGAMATED KIRKLAND RESOURCE ESTIMATE (1)(5)(6)(7)(8)(9)(10)

Resource Estimate
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Indicated Resources	1,268	6.51	265
Inferred Resources	2,373	5.32	406
Total Resources	3,641	5.71	671

CENTROGOLD CLOSE

Metalla is pleased to announce that, further to its news release dated March 16, 2021, it has closed the acquisition from Jaguar Mining Inc. ("Jaguar") (TSX: JAG) of an existing 1-2% net smelter return royalty interest on gold produced and sold from Oz Minerals CentroGold Project located in Maranhão, Brazil. The CentroGold Royalty is a 1% NSR on the first 500Koz of gold production, a 2% NSR on the next 1Moz of gold production, and a 1% NSR on gold production thereafter in perpetuity.

On the CentroGold Closing, Metalla paid US$7 million in cash to Jaguar.

Metalla has also agreed to pay up to an additional US$11 million to Jaguar upon the achievement of certain milestones as described in the March 16, 2021 news release.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and              methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Del Carmen & Amalgamated Kirkland and on file at www.sedar.com.

(2) See Barrick Q2 2020 Presentation Pg. 24 and Barrick Gold Investor Day 2020 Pg. 94 and Barrick Gold Q4 2020              MD&A Pg. 80 and Barrick Gold Q2 2020 MD&A Pg. 64

(3) See technical report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment For The              Rojo Grande Deposit At The Del Carmen Property" dated October 9, 2013."

(4) Barrick Gold disclosure: Exploration upside estimates are conceptual in nature and there has been insufficient exploration to define a mineral resource at this time. Exploration upside has not been optimised in a pit design,

(5) Numbers may not add due to rounding.

(6) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(7) See technical report titled "Technical Report On The Resources At Amalgamated Kirkland Property" dated October 18, 2011.

(8) See Agnico Eagle Fourth Quarter 2020 Results and Agnico Eagle BMO 2021 Conference Presentation Pg. 12,

(9) See Kirkland Lake Gold Q4 2020 Results

(10) Total resource grade was back calculated using the following formula (sum of ounces * 31.1035 / sum of tonnage).

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to Del Carmen and Amalgamated Kirkland & Macassa and CentroGold is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the royalties. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's royalty interests. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC")  applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to,  statements with respect to any production decision at Del Carmen, the accretive nature of and value to be derived from the transactions, future exploration, development, production, recoveries, cash flow, the profitability margins that may be achieved, other anticipated or possible future developments at the properties on which the Company currently holds or has agreed to acquire royalty and stream interests or relating to the companies owning or operating such properties,  current and potential future estimates of mineral reserves and resources, the future value of the Company's common shares, the Company's potential to become a leading gold and silver company, anticipated or possible future developments at the CentroGold Project, the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties, the future value of the Company's stock on the stock exchanges, the sufficiency of the Company's future cash reserves and the completion of any milestone payments at the CentroGold Project. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.